 Bank7 Corp.  Investor PresentationSeptember 2018    Free Writing ProspectusFiled Pursuant to Rule 433Registration Statement No. 333-227010Dated September 10, 2018

 Legal Information and Disclaimer  Bank7 Corp. (“Bank7”, “the Company” or “we”) has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. Before you invest in any securities, you should read the prospectus in that registration statement and the other documents Bank7 has filed with the SEC for more complete information about Bank7 and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank7, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., toll-free at (800) 966-1559 or by emailing kbwsyndicatedesk@kbw.com or Stephens Inc., toll-free at (800) 643-9691 or by emailing prospectus@stephens.com. Bank7 is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.Neither the SEC nor any state securities commission has approved or disapproved of the securities of Bank7 or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. Bank7’s common stock is not a deposit or savings account of Bank7’s bank subsidiary and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. This presentation and oral statements made regarding the subject of this presentation contain forward-looking statements. These forward-looking statements reflect Bank7’s current views with respect to, among other things, future events and Bank7’s financial performance. Any statements about Bank7’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Any or all of the forward-looking statements in (or conveyed orally regarding) this presentation may turn out to be inaccurate. The inclusion of or reference to forward-looking information in this presentation should not be regarded as a representation by Bank7 or any other person that the future plans, estimates or expectations contemplated by Bank7 will be achieved. Bank7 has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Bank7 believes may affect its financial condition, results of operations, business strategy and financial needs. Bank7’s actual results could differ materially from those anticipated in such forward-looking statements as a result of risks, uncertainties and assumptions that are difficult to predict. If one or more events related to these or other risks or uncertainties materialize, or if Bank7’s underlying assumptions prove to be incorrect, actual results may differ materially from what Bank7 anticipates. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and Bank7 undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. All forward-looking statements herein are qualified by these cautionary statements.Within this presentation, we reference certain market, industry and demographic data, forecasts and other statistical information. We have obtained this data, forecasts and information from various independent, third party industry sources and publications. Nothing in the data, forecasts or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of industry publications and surveys and independent sources. We believe that these sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.This presentation includes certain non-GAAP financial measures, including adjusted net income, adjusted earnings per share, adjusted return on average assets and adjusted return on average shareholders’ equity. These non-GAAP financial measures and any other non-GAAP financial measures that we discuss in this presentation should not be considered in isolation, and should be considered as additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Bank7’s non-GAAP financial measures as tools for comparison. See the Appendix to this presentation for a reconciliation of the non-GAAP financial measures used in (or conveyed orally during) this presentation to their most directly comparable GAAP financial measures.

 Offering Summary  Issuer  Ticker / Exchange  Base Offering Size  Filing Range  Base Shares Offered  Overallotment Option  Pro Forma Market Capitalization  Lock-up  Use of Proceeds  Bookrunners  Bank7 Corp.  BSVN / Nasdaq Global Select  $64.8 million total, comprised of $54.6 million primary and $10.2 million secondary (based on the midpoint of the range and excluding the overallotment option)  $18.00 - $21.00 per share  3,325,000 total, comprised of 2,800,000 primary and 525,000 secondary   15% (all secondary shares)  $196.7 million (based on the midpoint of the range and excluding the overallotment option)  180 days for executive officers and directors (includes holders of 100% of the current common shares)  $50.0 million non-taxable cash distribution to existing shareholdersRemaining net proceeds to be used for general corporate purposes  Keefe, Bruyette & Woods, A Stifel Company | Stephens Inc.  Directed Share Program  5%  Co-manager  Sandler O’Neill + Partners, L.P.

 Corporate Overview

Executive Management Team

- Our executive management team has over 100 years of combined banking and industry experience
- Additionally, Mr. Travis and Mr. Estes bring significant experience from a multi-billion dollar bank

Name	Company Title	Years With Bank7	Prior Experience
William B. "Brad" Haines	Founder of the Company and Chairman of the Board	14	• Founded pipeline construction business and sold to a public company in 1999 • Significant M&A experience, currently owns and operates over 30 entities primarily focused on banking, oil and gas services, mineral holdings, aviation, commercial real estate and agribusiness
Thomas L. "Tom" Travis	President and Chief Executive Officer	4	• Over 35 years of experience in various management capacities in commercial banking, and President for a Texas based multi-billion dollar banking company • Established background in managing the commercial banking function, insurance agency, swap desk, and co-managed a multi-billion dollar MBS portfolio • Extensive experience in negotiating, closing and integrating several M&A purchase transactions for a multi-billion dollar banking company
John T. "J.T." Phillips	Senior Executive Vice President and Chief Operating Officer	14	• Served as Chief Financial Officer of numerous Haines entities since 1992 and currently manages over 30 Haines entities • Served the Bank as Chief Financial Officer from 2004 – 2015 and Senior EVP and Chief Operating Officer since 2015 • In-depth M&A experience including 2 transactions with public entities and 4 bank acquisitions
Jason E. Estes	Executive Vice President and Chief Credit Officer	2	• 17 years of experience in credit and commercial lending • 15 years working for 2 multi-billion public banks and 15 years working alongside our CEO with other current key bank employees
Kelly J. Harris	Senior Vice President and Chief Financial Officer	6	• CPA with a background in public accounting • Joined the Bank in 2012 as Controller and promoted to CFO in 2015 • Successful integration experience with 1 bank acquisition

4

Key Investment Highlights

One of the Top Performing Community Banks in the United States	• Ranked #13 out of the top 100 performing community banks under $1 billion in assets in the United States for 2017 by S&P Global Market Intelligence ➢ Ranked in the Top 100 for the **7th straight year**, including **4 years in the top 5**
Track Record of Industry Leading Profitability and Expense Control	• ROAA exceeding 1.60% and efficiency ratio below 45% for the past three years (1) • ROAA of 2.70%(1) and efficiency ratio of 36.5% for the six months ended June 30, 2018 • **Tangible book value per share compound annual growth rate of 21.7% since 2013**
Scalable and Consistently Growing Platform	• Embedded operating leverage; no need to increase the expense base meaningfully to grow • Consistently strong organic growth that may be supplemented with quality acquisitions
Well Positioned for Rising Rates	• 94.8% of loans either mature within one year or were variable rate and adjust daily, as of June 30, 2018 • Excess liquidity is primarily invested in federal funds, which re-price daily • Net interest margin (excluding loan fee income) (2) increased 16 basis points for the six months ended June 30, 2018 compared the same period in 2017
Intense Focus on Underwriting Process and Asset Quality	• Credit Quality Committee (CQC) reviews at least 40% of the outstanding loan portfolio each year, as well as every adversely graded loan • NPAs / Loans and OREO and NCOs / average loans were 0.23% and 0.02%, respectively, as of or for the six months ended June 30, 2018

Source: S&P Global Market Intelligence.
(1) Profitability metrics are tax adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.
(2) Net interest margin (excluding loan fee income) is a non-GAAP financial measure. See Appendix for reconciliation to its most comparable GAAP measure.

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 Asset Quality  Allowance for Loan Losses to Nonperforming Loans  Net Charge-Offs to Average Loans  Allowance for Loan Losses to Total Loans  Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the six months ended June 30, 2018.  Nonperforming Assets to Loans and OREO

 Historical Performance  Return on Average Assets (1)  Return on Average Equity (1)  Dollars are in millions.Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the six months ended June 30, 2018.Profitability metrics are tax adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.  Leveraging Our Employee Base  Efficiency Ratio

 Balance Sheet and Earnings Growth  Dollars are in millions, except per share.Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the six months ended June 30, 2018.Net income is tax adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.Tangible book value per share is a non-GAAP financial measure. See Appendix for reconciliation to its most comparable GAAP measure.  Balance Sheet and Earnings Growth  18.8%  18.2%  18.4%  20.9%  25.5%    December 31, 2013    December 31, 2017    Compound annual growth rate (CAGR)  Tangible Book Value Per Share (2)  $353.4  $703.6  $288.7  $563.0  $317.9  $625.8  $32.4  $69.2  $5.8  $14.3  CAGR = 21.7%  (1)

 Financial Snapshot  As of or for the Six Months EndedJune 30, 2018  Net Income (2)  Dollars are in millions. Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the six months ended June 30, 2018.Tangible shareholders’ equity and tangible shareholders’ equity to tangible assets are non-GAAP financial measures. See Appendix for reconciliation to their most comparable GAAP measures.Profitability metrics are tax adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.Net interest margin (excluding loan fee income) is a non-GAAP financial measure. See Appendix for reconciliation to its most comparable GAAP measure.Ratio is for the Bank only and represents total non-owner occupied CRE loans, including loans secured by multi-family residential real estate, investor CRE, and construction and land loans, divided by the Bank’s total risk-based capital.  Total Assets

 Diversified Loan Portfolio  Dollars are in millions. Data as of June 30, 2018.  Gross Loan Portfolio Composition by Purpose Type

 Evolution of Loan Portfolio by Geography  Dollars are in millions.    Gross Loan Mix as of June 30, 2018  Gross Loan Mix as of June 30, 2014

Energy Lending

Service Providers

- Includes a variety of companies that provide services to the oil and gas industry
- Currently includes a crude oil hauling company, two drilling companies, one directional drilling support company, a rig hauling company, a manufacturer of high pressure hoses and a few other miscellaneous businesses
- As of June 30, 2018, we had 48 such loans totaling $55.8 million outstanding
- Represented 9.4% of gross loans

Our management team and board have extensive experience in both lending to and running energy-related businesses



Service Providers
$55.8
36.9%
Mineral and Royalty Interests
$53.0
35.1%
Exploration and Production
$14.6
9.6%
Midstream
$27.8
18.4%

Mineral and Royalty Interests

- Mineral and royalty interests valuation increased dramatically as horizontal drilling and modern completion techniques increased pace and total volume of oil and gas recovered from shale fields in U.S. basins
- We finance the purchase and aggregation of acreage in shale fields which are ultimately sold primarily to large investors who are seeking passive income from the royalties
- As of June 30, 2018, we had 21 such loans totaling $53.0 million outstanding
- Represented 9.0% of gross loans

Exploration and Production

- We extend loans based on independent engineering of reserves and require rapid amortization within the economic half-life of the proven reserves
- As of June 30, 2018, we had 6 such loans totaling $14.6 million outstanding
- Represented 2.5% of gross loans

Midstream

- Secured by facilities, pipelines, rights-of-way and related equipment or assets that are used for traditional processing, storage and transportation of crude oil and natural gas
- As of June 30, 2018, we had 5 such loans totaling $27.8 million outstanding
- Represented 4.7% of gross loans

Dollars are in millions. Data as of June 30, 2018.

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Hospitality Lending

- Niche focus on lending to the South Asian community in the Dallas/Fort Worth Metropolitan Area
- As of June 30, 2018, we had 23 operational hospitality loans representing $86.0 million in outstanding balances and 8 hospitality construction loans representing $39.8 million in outstanding balances
- Long history and close relationships with our hospitality loan customers enable us to provide the permanent financing when construction is complete – we do not source loans from brokers
- We typically require hospitality loans to have a debt service coverage ratio greater than 1.15x, with a minimum of 1.0x – this is tested annually
- Every hospitality loan is required to have a balloon maturity of 5 years or less, and as of June 30, 2018, 84% required payments of principal utilizing a 15-year repayment schedule
- Nearly all properties are flagship brands, and we do not loan against hotels located in smaller towns that are heavily reliant on the energy industry

CRE Portfolio Composition


Hospitality - operational properties $86.0 47%
Owner-occupied CRE $47.7 26%
1-4 family (commercial purpose) $33.4 18%
Non-owner-occupied CRE $17.6 9%

Construction & Development Portfolio Composition


Hospitality construction $39.8 40%
1-4 family construction $37.4 38%
Commercial construction $21.2 22%

Dollars are in millions. Data as of June 30, 2018.
Loan categories are segmented by purpose type and may not tie to our financial statements due to different classifications.

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Deposit Composition

Commentary

Our Deposit Strategy

- Gather deposits from commercial clients through a suite of targeted deposit offerings, including a variety of remote deposit and cash management products
- Commercial loan customers are a strong source of deposit accounts, and we consistently seek to develop deposit relationships with our borrowers
    - ➢ 81.1% of our loan customers also had a deposit relationship with us as of June 30, 2018
- Offer consumers traditional retail deposit products through our branch network, along with online, mobile and direct banking channels

Core Deposits

- Core deposits are deposits obtained directly from the depositor and exclude deposits obtained from listing services and brokered deposits that are obtained through an intermediary
- Core deposits totaled $517.9 million, or 80.7% of total deposits, as of June 30, 2018

Historical Deposit Growth


CAGR = 16.9%
$317.9
$428.0
$508.8
$549.6
$625.8
$641.8
71.6%
68.9%
77.9%
76.8%
73.5%
73.7%
28.4%
31.1%
22.1%
23.2%
26.5%
26.3%
2013
2014
2015
2016
2017
6/30/2018
Noninterest-bearing deposits
Interest-bearing deposits

Deposit Composition as of June 30, 2018


Noninterest bearing deposits $168.9 26.3%
NOW deposits $60.5 9.4%
Money market $102.1 15.9%
Savings deposits $83.1 12.9%
Time deposits <$100K $34.0 5.3%
Time deposits >$100K $193.2 30.1%

Dollars are in millions.
Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the six months ended June 30, 2018.

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Net Interest Margin Breakdown  Net Interest Margin  Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the six months ended June 30, 2018.Yield on loans (excluding loan fee income) and net interest margin (excluding loan fee income) are non-GAAP financial measures. See Appendix for reconciliation to their most comparable GAAP measures.  Yield on Loans and Cost of Funds

 Acquisition Targeting    Dallas / Fort Worth  Oklahoma City  Headquarters of 22 Fortune 500 companiesGenerates ~32% of Texas’ gross domestic product~7.5 million residents24 banks between $100 million and $500 million in assets as of June 30, 2018  Headquarters of 5 Fortune 500 companiesHub for numerous industries, including aerospace, energy, transportation, and healthcareNamed in the top 10 among all large cities in recession recovery 17 banks between $100 million and $500 million in assets as of June 30, 2018  Sources: Forbes, S&P Global and the U.S. Bureau of Labor Statistics.  Shaded area includes over 125 banks between $100 million and $500 million in assets  Targeted Expansion Markets

 Conclusion  One of the Top Performing Community Banks in the United States  Track Record of Industry Leading Profitability and Expense Control  Scalable and Consistently Growing Platform  Well Positioned for Rising Rates  Intense Focus on Underwriting Process and Asset Quality

 Appendix

 Bank7 Corp. Historic Annual Financials  Net income and earnings per share are tax adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.If we gave effect to our conversion from an S Corporation to a C Corporation in connection with this offering as of June 30, 2018, we would have recorded a deferred tax asset, net of uncertain tax liabilities, of approximately $500,000 along with a corresponding approximately $500,000 increase to shareholders’ equity. This adjustment is not reflected in the amounts presented above.Represents a non-GAAP financial measure. See this Appendix for reconciliation to its most comparable GAAP measure.

 Bank7 Corp. Historic Annual Financials  Return on average assets and shareholders’ equity are tax adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.Represents a non-GAAP financial measure. See this Appendix for reconciliation to its most comparable GAAP measure.Ratios are based on Bank level financial information rather than consolidated information.

 Non-GAAP Reconciliations